July 8, 2019

Adam Gridley
President
Histogenics Corporation
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210

       Re: Histogenics Corporation
           Registration Statement on Form S-4
           Filed June 14, 2019
           File No. 333-232147

Dear Mr. Gridley:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed June 14, 2019

OCU300 for Patients with oGVHD, page 230

1. Please revise the disclosure to include a brief explanation of the phrase "not powered for statistical significance" that is used under this heading, or "not sufficiently powered" in other locations such as on page 231, and describe the impact on the related results of
       Ocugen's studies. Also revise to ensure the significance of any disclosed p-values related to these studies in the context of the disclosure you provide in response to this comment.
OCU310 for Patients with DED, page 231

2. We note the disclosure that "OCU310 is safe." Because approval by the FDA and other comparable regulatory agencies is dependent on their making a determination according to
 Adam Gridley
FirstName LastNameAdam Gridley
Histogenics Corporation
Comapany NameHistogenics Corporation
July 8, 2019
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         criteria specified in agency regulations that a product is both safe and effective, please clarify the basis for this statement.
Prospective Phase 1/2 placebo-controlled study, page 247

3. We note your disclosure in the first paragraph that this study was "not powered for statistical significance." Given that disclosure, please revise to explain how you derived the p-values indicated in the fourth paragraph of this section and the conclusion of a
         "statistically significant difference" in clause (1) of the fourth paragraph, or revise your disclosure as appropriate.
4. We note your assumption regarding independence between eyes within a subject. If this assumption factored into your disclosed conclusions for this study, please explain the basis for this assumption.
OCU310 Phase 2 Clinical Study, page 252

5. We note your disclosure in the first paragraph that this study was "not powered for statistical significance." Given that disclosure, please revise to explain how you derived the p-values indicated in the first paragraph under "Symptom Assessment" on page 253, to disclose the basis for your statements regarding statistical significance in the second paragraph under that heading, and the conclusion of "no statistical difference" under
         "Conclusion" on page 254, or revise your disclosure as appropriate.
6. Please explain the factors used to generate the VAS Scores and what the score means.
License Agreements, page 263

7. Please provide more specificity with regard to when each agreement may expire. For example, disclose the date that the last of the licensed patents will expire or how the relevant statutory or regulatory exclusivity period will be determined, as applicable.
Intellectual Property, page 265

8. Clarify which patents are owned and which are licensed and disclose the foreign jurisdictions where you have issued patents or pending patent applications.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page PF-2

9. We reference the disclosure that the acquisition of Histogenics is expected to be accounted for as an asset acquisition. Please explain to us how you considered the guidance in ASC
         805-10-55 in determining that substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. As a related matter, tell us why you have multiple references to "business combination"
         throughout the pro forma financial information.
 Adam Gridley
Histogenics Corporation
July 8, 2019
Page 3
Unaudited Pro Forma Condensed Combined Balance Sheet, page PF-4

10. Please revise footnote (d) to clearly identify how all of the items disclosed result in the
         $24.4 million adjustment to cash and cash equivalents. In addition, tell us why footnote
         (i) relating to the mark to market adjustment for the warrant liability resulted in an adjustment to cash and cash equivalents.
11. Please revise footnote (f) to clarify how it relates to the $3,003 adjustment to derivative liabilities.
12. Please explain how footnote (g) referencing the increase in accrued expenses of $0.6 million relates to the $1.2 million adjustment to accrued expenses. In addition, tell us how the pro forma adjustments for accrued expenses foots across to $13,697.
13. Please refer to footnotes (d), (f), (b) and (g). Revise to clarify how the amounts discussed in the footnotes agree with the adjustments to additional paid-in capital and accumulated deficit in the pro forma condensed combined balance sheet. Also, clarify in footnote (c)
         why the adjustment is different than the Histogenics additional paid-in capital.
14. We reference the disclosure on page PF-8 that substantially all of the fair value of the asset acquisition is included in IPR&D. In this regard, we note that you did not provide an estimate of the fair value of the assets acquired and liabilities assumed, including
        IPR&D and the related allocation of the purchase price of Histogenics. While we note
FirstName LastNameAdamcompleted the detailed valuation work, please tell us why you have that Ocugen has not Gridley
Comapanyprovided your best Corporationthe fair value of the assets and liabilities acquired.
        not NameHistogenics estimate of
July 8, Also, Page 3how you considered the guidance in ASC 805-50-30.
        2019 tell us
FirstName LastName
 Adam Gridley
FirstName LastNameAdam Gridley
Histogenics Corporation
Comapany NameHistogenics Corporation
July 8, 2019
July 8, 2019 Page 4
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FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Special Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Electronics and Machinery
cc:      Marc F. Dupr , Esq.